BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

May 1, 2006

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of a press release dated April 13, 2006, filed on SEDAR by our client, Calfrac Well Services Ltd.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of the unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

Mark Paslawski

MP/llm
Enclosure

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

dw 5/3

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac announces normal course issuer bid

CALGARY, April 13 /CNW/ - Calfrac Well Services Ltd. (the "Corporation") (TSX-CFW) announces that the Toronto Stock Exchange (the "Exchange") has accepted the Corporation's notice of intention to make a normal course issuer bid for its common shares. From time to time, common shares may become available for purchase at prices that make them an attractive investment and an advantageous use of the Corporation's funds. The Corporation expects that the purchase of common shares will benefit the remaining shareholders of the Corporation by increasing their equity interest in the Corporation's assets.

On April 10, 2006, there were 36,378,008 common shares outstanding and the public float was 21,142,637 common shares. Under the normal course issuer bid, the Corporation may acquire up to 2,114,263 common shares, which is 10% of the public float. All purchases of common shares will be made through the facilities of the Exchange at the market price of the shares at the time of acquisition. Any shares acquired will be cancelled.

The normal course issuer bid will commence on April 18, 2006, and will terminate on April 17, 2007.

Calfrac Well Services Ltd. provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the Rocky Mountain region of the United States and western Siberia in Russian. Additional information about Calfrac Well Services Ltd. can be found on its website at www.calfrac.com.

%SEDAR: 00002062E

/For further information: please contact: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 12:43e 13-APR-06